TELENAV, INC.
4655 Great America Parkway, Suite 300
Santa Clara, California 95054

July 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mr. Patrick Kuhn
Mr. Doug Jones
Re:    Telenav, Inc.
Form 10-K for Fiscal Year Ended June 30, 2018
Filed September 12, 2018
Form 10-Q for Fiscal Quarter Ended December 31, 2018
Filed February 8, 2019
File No. 001-34720
Dear Messrs. Kuhn and Jones:

Telenav, Inc. (the “Company”, “we”, “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 17, 2019 and on a phone call between representatives of the Company, its outside counsel Wilson Sonsini Goodrich & Rosati, P.C. and the Staff on June 27, 2019, relating to the Company’s Form 10-K for its fiscal year ended June 30, 2018 and the Company’s Form 10-Q for its fiscal quarter ended December 31, 2018.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics followed by the Company’s response to the Staff’s comments.
Form 10-Q for Fiscal Quarter Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key operating and financial performance metrics, page 28

1.We note your response to our prior comment. The adjustments made for changes in deferred revenue and deferred costs in computing your non-GAAP performance measures “direct contribution from billings” and “adjusted cash flow from operations” accelerate the recognition of revenue and costs that otherwise would not be recognized in the periods for which the measures are presented. Accordingly, these measures substitute a tailored accounting recognition method for that prescribed by GAAP and are prohibited pursuant to Question 100.04 of the staff’s Compliance & Discussion Interpretations “Non-GAAP Financial Measures.” Please either discontinue presenting these measures or revise their computations to remove the noted adjustments.
The Company acknowledges the Staff’s comment and confirms to the Staff that, beginning with the Company’s earnings release and Quarterly Report on Form 10-Q for its first fiscal quarter ending September 30, 2019, the Company will no longer disclose direct contribution from billings and adjusted cash flow from operations.

Securities and Exchange Commission
Re: Comment Letter Dated June 17, 2019
July 22, 2019

The Company does not anticipate introducing any new non-GAAP measures to replace the two non-GAAP measures that will no longer be reported.
As we discussed with the Staff on June 27, 2019, the Company intends to present direct contribution from billings and adjusted cash flow from operations one final time in its upcoming earnings release for its fourth fiscal quarter ended June 30, 2019 (“fourth quarter”) and fiscal year ended June 30, 2019 (“fiscal 2019”) and, consistent with prior practice, present such measures for fiscal 2019 in its Annual Report on Form 10-K for fiscal 2019. The Company believes it is important to facilitate a comparison of the Company’s actual fourth quarter performance to the fourth quarter outlook with respect to those two non-GAAP measures provided in the Company’s earnings release for its third fiscal quarter ended March 31, 2019 and to enable investors to evaluate the Company’s fourth quarter and fiscal 2019 performance relative to prior periods.
We understand from our discussion that the Staff would not object to the Company providing such information regarding these non-GAAP measures, subject to the Staff’s review of the Company’s planned disclosure reflecting this change in reporting in its earnings release for the fourth quarter and fiscal 2019, as attached hereto as Exhibit A, and in its investor letter for the fourth quarter and fiscal 2019, as attached hereto as Exhibit B. The Company is considering further changes to the GAAP and non-GAAP measures it discloses in the “Business Outlook” sections of its earnings release and investor letter, but does not anticipate introducing any new non-GAAP measures.
* * * * *
Please direct any questions or comments to Julia Reigel at (650) 320-4509 or jreigel@wsgr.com.

Very truly yours,

TELENAV, INC.

/s/ HP Jin

HP Jin
Chief Executive Officer

cc:    Julia Reigel, Wilson Sonsini Goodrich & Rosati